We hereby request withdraw of the following filings for Bridgeport Capital Corp.:

CIK: 0001140770
Company: BRIDGEPORT CAPITAL CORP
Form Type: 10SB12G
File Number(s): 1. 000-32879
Filing Date:  13-Jun-2001


CIK: 0001140770
Company: BRIDGEPORT CAPITAL CORP
Form Type: 10SB12G/A
File Number(s): 1. 000-32879
Filing Date: 03-Aug-2001

The reason for withdrawing these filings is that we were unable to answer all the comments from the Securities and Exchange Commission by the August 15, 2001 deadline.